[K-V PHARMACEUTICAL COMPANY LETTERHEAD]

August 24, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Daniel Greenspan

Re:	K-V Pharmaceutical Company

Registration Statement on Form S-1

Filed July 11, 2011

File No. 333-175432

Dear Mr. Greenspan:

We are in receipt of your comment letter dated July 20, 2011, regarding the registration statement of K-V Pharmaceutical Company (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2011 (the “Registration Statement”). We have set forth below in bold each comment in the comment letter followed by our response.

General

1.	We note that you are registering Post-Exchange Securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 15, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The Company is filing a supplemental letter contemporaneously with the submission of this letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the above described no-action letters and including the representations contained in the above referenced Morgan Stanley & Co. and Shearman & Sterling no-action letters.

Securities and Exchange Commission

Mr. Daniel Greenspan

August 24, 2011

Incorporation by Reference, page 66

2.	We note that your registration statement incorporates by reference materials from your Annual Report on Form 10-K for the year ended March 31, 2011. This filing does not contain the information required by Part III of Form 10-K. We will not be in a position to accelerate the effectiveness of your registration statement until you amend your Form 10-K to include the Part III information or have provided the information in a definitive proxy statement.

Response: On July 26, 2011, the Company filed with the Commission its definitive proxy statement on Schedule 14A for its 2011 Annual Meeting of Shareholders. The definitive proxy statement contains the information required by Part III of Form 10-K. The Company’s Annual Report on Form 10-K for the year ended March 31, 2011 incorporates by reference such information.

We believe the foregoing should address your comments. We thank you in advance for your customary courtesies. If you have any questions about, or would like further information, concerning any of the responses set forth above, please contact the undersigned.

Very truly yours,

K-V PHARMACEUTICAL COMPANY

By:	/s/ THOMAS S. MCHUGH
Thomas S. McHugh, Chief Financial Officer